

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2024

David Sealock
Chief Executive Officer
Sky Quarry Inc.
707 W. 700 S. Suite 101
Woods Cross, UT 84087

> **Re: Sky Quarry Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed March 22, 2024**
> **File No. 024-12373**

Dear David Sealock:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A

Cover Page, page II-1

1. We note the new references to common stock underlying "Investor Warrants" from the offering which terminated by its terms in 2023. In addition, we note the suggestion in your letter of response that these newly added 4,852,224 shares of common stock underlie the Investor Warrants which "will have been exchanged for an identical warrant except for a thirty (30) day period of time during which the exercise price will be $4.50 instead of $7.50." Insofar as this suggests that the exchange has not yet taken place, please explain in necessary detail when this exchange took place and how these securities and their terms correlate to the securities which were part of the terminated offering. In that regard, we note that the terms of the terminated offering included shares of common stock issuable upon the exercise of warrants at an exercise price of $2.50 per warrant share.

General

2. Please update your financial statements, and related disclosure, as required by paragraph (c) to Part F/S of Form 1-A.

   Please contact Claudia Rios at 202-551-8770 or Timothy Levenberg at 202-551-3707 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Brian Lebrecht, Esq.